                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Technology Service Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87872Q104
             ------------------------------------------------------
                                 (CUSIP Number)

                               Arthur Amron, Esq.
                           WEXFORD PARTNERS FUND, L.P.
        411 W. Putnam Avenue, Greenwich, Connecticut 06830 (203) 862-7000
                                       and
                             Stephen B. Selbst, Esq.
             Berlack, Israels & Liberman LLP, 120 West 45th Street,
                      New York, N.Y. 10036, (212) 704-0100
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                  May 15, 1996
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/ (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                              (Page 1 of 4 Pages)

                                  SCHEDULE 13D

--------------------------------------------------------                       -----------------------------------------------------
CUSIP No.   87872Q104                                                          Page              2        of    5             Pages
--------------------------------------------------------                       -----------------------------------------------------

 --------- -------------------------------------------------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON:                            Wexford Partners Fund, L.P.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   13-3792031

 --------- -------------------------------------------------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a) / /

                                                                                                                           (b) / /

 --------- -------------------------------------------------------------------------------------------------------------------------
 3         SEC USE ONLY

 --------- -------------------------------------------------------------------------------------------------------------------------
 4         SOURCE OF FUNDS

                                             WC

 --------- -------------------------------------------------------------------------------------------------------------------------
 5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS (2)(d) or (e) / /

 --------- -------------------------------------------------------------------------------------------------------------------------
 6         CITIZENSHIP OR PLACE OR ORGANIZATION

                   Delaware

 ------------------------------------- -------- ------------------------------------------------------------------------------------
              NUMBER OF                   7     SOLE VOTING POWER
                SHARES
             BENEFICIALLY                                            2,444,286
               OWNED BY
                 EACH
              REPORTING
                PERSON
                 WITH
                                       -------- ------------------------------------------------------------------------------------
                                          8     SHARED VOTING POWER
                                                                         None
                                       -------- ------------------------------------------------------------------------------------
                                          9     SOLE DISPOSITIVE POWER
                                                                        2,444,286
                                       -------- ------------------------------------------------------------------------------------
                                         10     SHARED DISPOSITIVE POWER
                                                                          None

 --------- -------------------------------------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          2,444,286 shares
 --------- -------------------------------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                                 / /

 --------- -------------------------------------------------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          51.99%
 --------- -------------------------------------------------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON

                                                 PN
 --------- -------------------------------------------------------------------------------------------------------------------------

                              (Page 2 of 4 Pages)

                                  SCHEDULE 13D

Item 1.    Security and Issuer.

                  This statement relates to shares of the common stock, par value $.01 per share, of Technology Service Group, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 20 Mansell Court East, Suite 200, Roswell, Georgia 30076.

Item 2.    Identity and Background.

                  This statement is being filed by Wexford Partners Fund, L. P., a limited partnership formed under the laws of the State of Delaware (the "Partnership"). The principal business of the Partnership is investments, and the address of its principal offices is 411 West Putnam Avenue, Greenwich, Connecticut 06830.

                  Wexford Capital, L.P., a Delaware limited partnership ("WCLP") is the general partner of the Partnership. Wexford Capital Corp., a Delaware corporation ("WCC") is the general partner of WCLP. The principal business of WCLP and WCC is investments. The executive officers and directors of WCC (the "WCC Principals") are Charles M. Davidson (officer and sole director); Robert Holtz (officer); Joseph Jacobs (officer); Karen Ryugo (officer); Spyros Skouras (officer); and Steven Suss (officer). The offices of WCLP, WCC and each of the WCC Principals is the same as the Partnership.

                  During the past five years, neither the Partnership nor any of the WCC Principals (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Each of the WCC Principals is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

                  The shares of common stock of the Issuer were purchased by the Partnership for cash aggregating $2,730,000 including commissions. The cash was provided from the working capital of the Partnership.

Item 4.    Purpose of Transaction.

                  The Partnership purchased the shares of common stock of the Issuer for the purpose of investment.

Item 5.    Interest in Securities of the Issuer.

                  The Partnership owns 2,444,286 shares of the common stock of the Issuer. Such shares of common stock represent approximately 51.99% of the common stock of the Issuer outstanding as of December 31, 1996, based on the Issuer's most recent quarterly report on Form 10-Q.

                              (Page 3 of 4 Pages)

                  On October 31, 1994, the Partnership acquired 2,730,000 shares of common stock of the Issuer for aggregate consideration of $2,730,000.

                  On May 15, 1996, the Partnership sold to A.T.T. IV, N.V., a Netherlands Antilles corporation ("ATTI"), 285,714 shares of common stock of the Issuer for a price of $8.14 per share and an option to purchase an additional 142,857 shares of common stock for a purchase price of $.10 per option. For a more complete description of the foregoing transaction, reference is made to the Issuer's Registration Statement on Form S-1 Number 33-80695 filed with the Securities & Exchange Commission on December 20, 1995.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Partnership is party to an Amended and Restated Stockholders' Agreement dated as of May 15, 1996 (the "Stockholders Agreement") among the Issuer, the Partnership, Acor, S.A. ("Acor"), Firlane Business Corp. (the "Firlane"), and ATTI. The Stockholders Agreement grants to each party thereto limited rights to acquire the shares of common stock of the Issuer if another party thereto wishes to sell such shares. The foregoing description is qualified in its entirety by reference to the Stockholders' Agreement, a copy of which was filed as Exhibit 10.31(b) to the Issuer's Report on Form 10-K for the fiscal year ended March 29, 1996 and incorporated herein by reference.

                  Except (a) as described in the prior paragraph, and (b) for the Option disclosed in Item 5, the Partnership has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the common stock of the Issuer. Except as disclosed in this Item 6 or in Item 5, none of the Securities is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting or investment power over the common stock of the Issuer.

Item 7.    Material to be Filed as Exhibits.

                  1. Stock Purchase and Option Agreement dated May 3, 1996, among the Issuer, the Partnership, Acor, Firlane and ATTI.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 19, 1997

                           WEXFORD PARTNERS FUND, L.P.


                                      By: Wexford Capital, L.P.
                                          Its General Partner

                                      By: Wexford Capital Corp.
                                          Its General Partner

                                      By:
                                          --------------------------------------

                                      Its:
                                          --------------------------------------

                              (Page 4 of 4 Pages)